Mario Barton
Chief Executive Officer
League Now Holdings Corporation
5601 W. Spring Parkway
Plano, Texas 75021

January 6, 2011

Via Fax EDGAR correspondence
Kathleen Collins, Branch Chief
Melissa Feider, Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington , D.C. 20549-4561

Re:           League Now Holdings Corporation (the “Company”)
Form 8K filed October 8, 2010
File No. 333-148987

Ms. Collins and Ms. Feider:

Please find the Company’s response to the Staff’s comment letter dated December 17, 2010 below:

1.           After a re-examination of the factors used to determine whether or not a company is considered a shell company, pursuant to the definition of a shell company set forth in Rule 12b-2, the Company has determined that prior to its merger with Pure Motion Inc. that it was a shell company. The Company intends to file an Amended Form 8K with information that would otherwise be required if the Company was filing a general registration statement on Form 10 under the Exchange Act and financial statements and pro forma financial information as required under Rules 8-04(b) and 8-05 of Regulation S-X.  The financials will be reviewed and/or audited, as required, by a PCAOB registered independent auditor. The Company was hoping to have the new audited completed in December, but has encountered delays.  The Company is working to complete the audit no later than mid February but will advise the Staff of any further delays.

The Company hereby acknowledges that:

● The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Ruba Qashu, if you have any questions or comments. Her contact information is as follows:  Burkhalter Kessler Goodman & George, 2020 Main Street Suite 600, Irvine, CA 92614, Telephone: 949-975-7500; Fax: 949-975-7501.

Sincerely,

Mario Barton
Chief Executive Officer
League Now Holdings Corporation